TOLL ROADS, CONCESSIONS, EUROPE AND CANADA Ferrovial forms a joint venture with Interogo Holding to manage its stakes in a set of concessions in Europe and Canada Amsterdam, October 16, 2024.- Ferrovial and Interogo Holding, via its infrastructure investment fund Inter Infrastructure Capital (IIC), have created a joint venture vehicle (Umbrella Roads BV) to manage Ferrovial’s stakes in a number of road and parking concessions in Spain, Scotland, Ireland and Canada. The assets operate under availability payment schemes or have limited traffic risk. Ferrovial will transfer the economic rights and hold the majority of the voting rights in Umbrella Roads BV through its toll road division Cintra, which will manage the operations under a service agreement. The partnership between Ferrovial and Interogo could allow for further collaboration between the parties in future. The transferred stakes include the M3 Eurolink and M4 Eurolink motorways in Ireland; the M8-M73-M74 motorway in Scotland; the 407 East Extension Phase 1 and 407 East Extension Phase 2 in Canada, and Serrano Park in Spain. The economic rights in Autovía de la Plata (A-66) in Spain are also transferred. The transaction is valued at 100 million euros which represents no material capital gain. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 24,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good, and all its operations are conducted in compliance with the principles of the UN Global Compact, which the Company adopted in 2002. About IH Infrastructure Advisors and Interogo Holding IH Infrastructure Advisors is the infrastructure investment team of Interogo Holding. IH Infrastructure Advisors targets direct investments, mainly in Europe, across the infrastructure sector. The strategy is to acquire holdings in infrastructure companies that provide essential services to society, are recession resilient and offer downside protection through stable and predictable cash flows. Interogo Holding’s infrastructure investments are made by its investment fund Inter Infrastructure Capital, managed by Inter Fund Management, and advised by IH Infrastructure Advisors. Interogo Holding is a foundation-owned investment group. Investment strategies include private and long- term equity, real estate, infrastructure, and liquid assets. Please read more about Interogo Holding at www.interogoholding.com.

For further information: Corporate Communications newsroom.ferrovial.com @ferrovial @ferrovial_es Isabel Muñoz +34 660528832 mimunoz@ferrovial.com Ana García +34 676 14 18 25 ana.garcia@ferrovial.com